Exhibit 99.4

NOTICE OF AVAILABILITY OF PROXY MATERIALS FOR THE

2026 THOMSON REUTERS CORPORATION

SPECIAL MEETING OF SHAREHOLDERS

To our Shareholders,

We are using the “notice-and-access” system for delivery of proxy materials related to our special meeting of shareholders scheduled to be held on April 28, 2026, similar to last year’s annual general meeting. Under notice- and-access, you still receive a proxy or voting instruction form enabling you to vote at our meeting. However, instead of a paper copy of the management proxy circular and other proxy materials, you have received this notice which contains information about how to access these materials electronically on our website, www.thomsonreuters.com. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters. Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

MEETING DATE AND LOCATION

WHEN:	Tuesday, April 28, 2026 9:00 a.m. (Eastern Daylight Time)	WHERE:	Thomson Reuters Corporation 19 Duncan Street Toronto, Ontario, Canada M5H 3H1

WHO CAN VOTE

Holders of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 6, 2026.

BUSINESS OF THE MEETING

This year’s meeting will cover the following items of business:

	Item of Business	Highlights	Board Vote Recommendation
1	Shareholder resolution

Consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated March 11, 2026, and, if deemed advisable, to approve, with or without amendment, a special resolution, the full text of which is attached in Appendix A of the management proxy circular, approving a plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (OBCA) under which Thomson Reuters Corporation will (i) make a special cash distribution of US$605 million in the aggregate, and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution.

Additional information may be found in the management proxy circular dated March 13, 2026.

FOR
2	Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

SHAREHOLDERS ARE REMINDED TO VIEW OUR PROXY MATERIALS PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

You can find the management proxy circular and other proxy materials at the following websites:

www.thomsonreuters.com/2026specialmeeting/	www.sedarplus.ca	www.sec.gov

REGISTERED AND NON-REGISTERED/BENEFICIAL HOLDERS

If you’d like to obtain paper copies of the proxy materials, you should first determine whether you are a registered or non-registered/beneficial holder of our common shares. Most of our shareholders are non-registered/beneficial holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

○	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

○	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Non-registered/beneficial shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. Requests may be made up to one year from the date that our management proxy circular was filed on SEDAR+ by going to www.proxyvote.com and entering the Control Number located on your voting instruction form and following the instructions provided. Alternatively, at any time prior to the meeting, you may submit a request by phone by calling 1.877.907.7643 and then entering your Control Number. Requests should be received at least five business days in advance of the date and time set out in your voting instruction form as a voting deadline if you’d like to receive the proxy materials in advance of the proxy voting deadline and the meeting date.

Registered shareholders may request that paper copies of the proxy materials be sent to them by mail at no cost. At any time prior to the meeting, you may submit a request by phone by calling 1.866.962.0498 or 1.514.982.8716 (Depositary Interest holders can call +44 (0) 370.707.1804) and entering the Control Number reflected on your proxy form. Requests should be received at least five business days in advance of the date and time set out in your proxy form as a voting deadline if you’d like to receive the proxy materials in advance of the proxy voting deadline and the meeting date. Following the meeting, requests may also be made up to one year from the date that our management proxy circular was filed on SEDAR+ by contacting our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.332.219.1046.

VOTING

Non-registered/beneficial shareholders should vote using the methods reflected on your voting instruction form. Your proxy or vote must be received by the proxy deadline noted on your voting instruction form.

Registered shareholders should vote using the methods reflected on your proxy form. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions by 5:00 p.m. (Eastern Daylight Time) on April 24, 2026.

For more information on how to attend, participate or vote at the meeting, how to deposit a proxy and how to appoint and register a proxyholder, please refer to the “Voting Information” section of the management proxy circular.

Shareholders with questions about notice-and-access may call Computershare Trust Company of Canada at 1.866.964.0492 (toll free in Canada and the United States) or 1.514.982.8714.